UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2025 (Report No. 2)

001-41502 (Commission File Number)

WEARABLE DEVICES LTD.

(Exact name of Registrant as specified in its charter)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Wearable Devices Ltd.’s (the “Company”) press release issued on December 11, 2025, titled “Wearable Devices Receives Approval for $750,000 Budget for Neurorehabilitation Pilot with Soroka Medical Center.”

The first two paragraphs and the section titled “Forward-Looking Statements Disclaimer” in the press release attached hereto as Exhibit 99.1 are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-291857, 333-290148, 333-284010, 333-269869, and 333-274343) and on Form F-3 (File Nos. 333-274841, 333-287247 and 333-291100) of the Company, filed with the SEC, to be a part thereof from the date on which this 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by Wearable Devices Ltd. dated December 11, 2025, titled “Wearable Devices Receives Approval for $750,000 Budget for Neurorehabilitation Pilot with Soroka Medical Center.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2025	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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